United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 000-32490	CUSIP Number
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	December 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part I - Registrant Information

HYPERDYNAMICS CORP
Full Name of Registrant

Former Name if Applicable
One Sugar Creek Center Blvd., Suite 125
Address of Principal Executive Office (Street and Number)
Sugar Land, Texas 77478
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period because management has not yet completed its evaluation of our financial statements. The Registrant anticipates that it will file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Exchange Act Rule 12b-25.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Sarah Berel-Harrop	713	353-9400
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Interest expense, net, is expected to increase by approximately $3,800,000 during the three months ended December 31, 2008 as compared with the quarter ended December 31, 2007 and by approximately $4,000,000 during the six months ended December 31, 2008 as compared with the six months ended December 31, 2007. The increase in the interest expense is attributable to interest due and to amortization of discount associated with conversions of convertible debentures during October and November 2008.

  We may need to recognize an impairment of our evaluated Oil and Gas properties because of the decline in the price of oil. If we have to recognize such an impairment, it may exceed $1,000,000. We are currently researching this issue.

  A reasonable estimate of other factors affecting the results cannot be made because management has not completed its evaluation of the financial statements.

HYPERDYNAMICS CORP
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	02-09-2009	By /s/	Sarah Berel-Harrop	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).